United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-9232	CUSIP Number 928703107
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	May 02, 2010
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

VOLT INFORMATION SCIENCES, INC.
Full Name of Registrant

Former Name if Applicable
1065 Avenue of the Americas
Address of Principal Executive Office (Street and Number)
New York, New York 10018
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in a Current Report on Form 8-K and Form 12b-25, each filed with the Securities and Exchange Commission (the “SEC”) on January 15, 2010 and a Form 12b-25 filed with the SEC on March 12, 2010, Volt Information Sciences, Inc. (the “Company”) is delayed in filing its Annual Report on Form 10-K for the year ended November 1, 2009 and Quarterly Report on Form 10-Q for the quarter ended January 31, 2010 because it will restate its financial statements as at and for its fiscal years ended October 28, 2007 and November 2, 2008 that were included in the Company’s Annual Reports on Form 10-K for those years. The Company will also restate the condensed consolidated financial statements for quarterly periods through May 3, 2009 contained in the Company’s previously filed Quarterly Reports on Form 10-Q, including for the quarter ended February 1, 2009. The Company has not determined whether any restatements of periods prior to fiscal 2007 will be required.

In order to be in a position to prepare financial statements for quarters subsequent to November 1, 2009, including the quarter ended May 2, 2010, and restate its financial statements for the comparable prior year quarters, the Company must first prepare and finalize balance sheets as at November 1, 2009 and November 2, 2008, the end of its last two fiscal years, which entails completing the restatement of the financial statements discussed above.

As a result, the Company’s Quarterly Report on Form 10-Q for the quarter ended May 2, 2010 could not, without unreasonable effort and expense, be filed before its June 11, 2010 due date, nor can it be filed by June 16, 2010, the extended due date of such report. The restatement process has taken longer to complete than the Company had originally anticipated. As part of its restatement process, the Company is reviewing its financial statements to determine whether any additional adjustments are necessary beyond those already identified in the Company’s Computer Systems segment and previously reported. The Company and its advisors are working expeditiously to complete the restatement process and make the related filings, but the Company, at this time, is unable to determine when it will file the reports referred to above or in Item (2) of Part IV below, including its Quarterly Report on Form 10-Q for the quarter ended May 2, 2010.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Jack Egan	212	704-7970
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	No	√
  If answer is no, identify report(s).
  The Company has not filed its Quarterly Reports on Form 10-Q for the quarters ended August 2, 2009 and January 31, 2010 nor Annual Report on Form 10-K for the year ended November 1, 2009, and, as noted above, will restate various other reports.

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The Company anticipates reporting a significant change in its results of operations for each of the three and six months ended May 2, 2010 compared to the comparable year’s periods ended May 3, 2009. Reported results for the three months ended May 3, 2009 included impairment and restructuring charges of $3.4 million, net of taxes, or $0.17 per share. Reported results for the six months ended May 3, 2009 included impairment and restructuring charges of $11.0 million, net of taxes, or $0.52 per share. The impairment charges in each reported period may be revised as a result of the pending restatements. This item will significantly affect the comparability of the results of operations for the six months ended May 2, 2010 to the results of operations for the six months ended May 3, 2009.

  It is not possible to make a reasonable estimate of the Company’s consolidated results of operations for either the three or six months ended May 2, 2010 or the three or six months ended May 3, 2009 until the Company determines how each period will be impacted by the restatements described above and the amount of such impact.

Volt Information Sciences, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	06-14-2010	By /s/	Jack Egan	Title:	Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).